

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2010

<u>Via U S Mail and FAX [(510) 482-7371]</u>

Mr. Thomas D. Willardson
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, California 94577

> **Re: Energy Recovery, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Amendment No. 1 to Form 8-K dated December 21, 2009**
> **File No. 001-34112**

Dear Mr. Willardson:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 15. Commitments and Contingencies, page 67

1.   Please tell us the circumstances under which you reversed a warranty provision in the amount of $688,000 in 2008 related to the cancellation of an extended product warranty contract. Tell us how the cancellation impacted your revenues and why the contract was cancelled. Explain how you originally accounted for the contract.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 9. Business Segment and Geographic Information, page 12

2.   We note the table showing the company's net revenue and gross margin for 'PX and Related Products and Services' and 'Turbochargers and Pumps' on pages 18 and 20. Please tell us about the company's analysis in determining that it has only one reportable segment under FASB ASC 280-10.

3.   Further, given these disclosures, please tell us how you considered the disclosure requirements of FASB ASC 280-10-50-40 related to providing information about the company's revenues from products and services.

Amendment No. 1 to Form 8-K dated December 21, 2009

Independent Auditor's Report

4.   Please amend your filing to include an audit report that complies with Rule 2-02(a) of Regulation S-X, is signed by your auditor and includes the city and state of issue. Please refer to the guidance provided in Item 302 (a) of Regulation S-T on providing signatures in electronic filings made with the Commission.

Note 1. Significant Accounting Policies, page 9

5.	The company discloses that it recognizes revenue when earned. Please tell us in more detail about the company's revenue recognition policies for each material source of revenue. Discuss how the company considered and applied SAB Topic 13.A.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Jeanne Bennett at (202) 551-3606, or Kaitlin Tillan, Assistant Chief Accountant at (202) 551-3604, if you have questions regarding our comments. In their absence you may contact me at (202) 551-3671 with any other questions.

								Sincerely,

								/s/Kate Tillan

								Martin F. James
								Senior Assistant Chief Accountant